EXHIBIT D

Operating Agreement

COMPANY AGREEMENT
OF
DEROSA CAPITAL 11, LLC
A North Carolina Limited Liability Company

Page

COMPANY AGREEMENT
OF
DEROSA CAPITAL 11, LLC
A North Carolina Limited Liability Company

This Company Agreement of DEROSA CAPITAL 11, LLC, dated as of July 13, 2020, is adopted by the Manager (as defined below) and executed and agreed to, for good and valuable consideration, by and among the Members (as defined below).

ARTICLE I
DEFINITIONS

1.1 **Definitions.** As used in this Company Agreement, the following terms have the following meanings:

"*Act*" means the North Carolina Limited Liability Company Act and any successor statute, as amended from time to time (or any corresponding provisions of succeeding law).

"*Additional Capital Contributions*" has the meaning set forth in Section 4.2.

"*Adjusted Capital Account*" means, with respect to any Member, the Member's Capital Account balance, increased by the Member's share of Member Minimum Gain.

"*Adjusted Capital Account Deficit*" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year or other period, after giving effect to the following adjustments: (i) any amounts that such Member is, or is deemed to be, obligated to restore pursuant to Section 1.704-1(b)(2)(ii)(c) of the Treasury Regulations, the penultimate sentence of Section 1.704-2(g)(1) of the Treasury Regulations, or the penultimate sentence of Section 1.704-2(i)(5) of the Treasury Regulations, shall be credited to such Capital Account; and (ii) the items described in Sections 1.704- 1(b)(2)(ii)(d)(4), (5), and (6) of the Treasury Regulations shall be debited to such Capital Account. For these purposes, no Member who has an unconditional obligation to restore any deficit balance in his or its Capital Account in accordance with the requirements of Section 1.704-1(b)(2)(ii)(b)(3) of the Treasury Regulations shall have an Adjusted Capital Account Deficit. The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

"*Affiliate*" means any Person that directly or indirectly controls, is controlled by, or is under common control with the Person in question. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise. All the Sponsors of this acquisition own or control the Manager, which is an affiliate of the Company.

"*Articles*" has the meaning set forth in Section 2.1.

"*Bankrupt*" means (i) a general assignment for the benefit of creditors; (ii) declaration of insolvency in any state insolvency proceeding; (iii) subject of an order for relief under Chapter 7 of the United States Bankruptcy Code, 11 U.S.C. §101 et seq., or successor statute (the "Bankruptcy Code"); (iv) voluntary debtor in a case under Chapter 11 of the Bankruptcy Code and fails to achieve confirmation of a plan of reorganization within 180 days; (v) involuntary debtor in a case under either Chapter 7 or 11 of the Bankruptcy Code and fails to achieve a dismissal of the case within 90 days, or, with respect to a Chapter 11 case in which an order for relief is entered prior to the expiration of 90 days, fails to achieve confirmation of a plan of reorganization within 180 days of the commencement of the involuntary case; or (vi) the appointment of a trustee, receiver or liquidator with respect to all or substantially all of his or its properties, and, where such appointment was contested, there has been a failure to vacate such appointment within 90 days of appointment.

"*Book Depreciation*" means for any asset for any fiscal year or other period an amount that bears the same ratio to the Gross Asset Value of that asset at the beginning of such fiscal year or other period as the federal income tax depreciation, amortization, or other cost recovery deduction allowable for that asset for such year or other period bears to the adjusted tax basis of that asset at the beginning of such year or other period. If the federal income tax depreciation, amortization, or other cost recovery deduction allowable for any asset for such year or other period is zero, the Book Depreciation for that asset shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Members.

"*Business Day*" means any day other than a Saturday, a Sunday, or a holiday on which national banking associations in the State of North Carolina are closed.

"*Capital Account*" means the capital account maintained for a Member pursuant to Section 4.5 of this Company Agreement.

"*Capital Contribution*" means any contribution by a Member to the capital of the Company.

"*Change of Control*" means:

(i)   the Company is merged or consolidated with another entity and as a result of such merger or consolidation less than 50% of the outstanding voting securities of the surviving or resulting entity are owned in the aggregate by the Members of the Company as determined immediately prior to the Change of Control;

(ii)   the Company sells all or substantially all of its assets to another entity, that is not a wholly owned subsidiary of the Company; or

(iii)   any Person acquires 50% or more of the aggregate outstanding Membership Interests of the Company (whether directly, indirectly, beneficially, or of record) pursuant to any transaction or combination of transactions.

"*Class A Member*" means any Member designated as a Class A Member on Exhibit A.

"*Class B Member*" means any Member designated as a Class B Member on Exhibit A.

"*Class A Unit*" means a unit of membership (ownership) in the Company held by a Class A Member as set forth on Exhibit A.

"*Class B Unit*" means a unit of membership (ownership) in the Company held by a Class B Member as set forth on Exhibit A.

"*Class C Member*" means any Member designated as a Class C Member on Exhibit A.

"*Class C Unit*" means a unit of membership (ownership) in the Company held by a Class C Member as set forth on Exhibit A.

"*Code*" means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

"*Company*" means DEROSA CAPITAL 11, LLC, a North Carolina limited liability company.

"*Company Minimum Gain*" has the meaning set forth in Section 1.704-2(b)(2) of the Treasury Regulations.

"*Default Interest Rate*" means a rate per annum equal to the lesser of (a) twelve percent (12%) per annum and (b) the maximum rate permitted by applicable law.

"*Dispose*," "*Disposing*," or "*Disposition*" means a sale, assignment, transfer, exchange, mortgage, pledge, grant of a security interest, or other disposition or encumbrance (including, without limitation, by operation of law), or the acts thereof, whether or not for consideration.

"*Event of Default*" has the meaning set forth in Section 13.1.

"*General Interest Rate*" means a rate per annum equal to the lesser of (a) the greater of (1) Six percent (6%) or (2) LIBOR plus three percent (3%) per annum, and (b) the maximum rate permitted by applicable law.

"*Gross Asset Value*" has the meaning set forth in Section 4.5(c).

"*Losses*" has the meaning set forth in Section 4.5(b).

"*Majority Interest*" means one or more Members having among them more than fifty percent (50%) of the Sharing Ratios of all Members.

"*Manager*" means any Person or Persons named in the Articles as an initial Manager of the Company and any Person or Persons hereafter elected as a Manager of the Company as provided in this Company Agreement, but does not include any Person who has ceased to be a Manager of the Company. Currently, DEROSA CAPITAL 11 MANAGEMENT, LLC is the sole Manager of the Company.

"*Member*" means any Person executing this Company Agreement as of the date of this Company Agreement as a member or hereafter admitted to the Company as a member as provided in this Company Agreement, but does not include any Person who has ceased to be a member in the Company.

"*Member Capital*" means with respect to each Member, the amount of such Member's Capital Contributions to the Company as set forth on Exhibit A.

"*Membership Interest*" means the interest of a Member in the Company, including, without limitation, rights to distributions (liquidating or otherwise) and allocations.

"*Member Minimum Gain*" means partnership minimum gain attributable to partner nonrecourse debt as determined under the rules of Section 1.704-2(i) of the Treasury Regulations.

"*Member Nonrecourse Deductions*" has the meaning set forth in Section 1.704-2(i)(2) of the Treasury Regulations.

"*New Securities*" has the meaning set forth in Section 3.4.

"*New Securities Notice*" has the meaning set forth in Section 3.4.

"*Person*" means an individual or a corporation, limited liability company, partnership, trust, estate, unincorporated organization, association, or other entity.

"*Pledge*" or "*Pledging*" means a mortgage, pledge, grant of a security interest, or other encumbrance (including, without limitation, by operation of law), or the acts thereof, whether or not for consideration.

"*Private Placement Memorandum*" means an initial Private Placement Memorandum of the Company.

"*Profits*" has the meaning set forth in Section 4.5(b).

"*Preferred Return*" means a Non-Compounding, Cumulative preferred return on Class A and Class B Members' invested capital to be paid according to the terms of this Agreement. The annual preferred rate of return for Class A Members is eight percent (8%) and they enjoy a priority distribution right over Class B and C Members. The annual preferred rate of return for Class B Members is six percent (6%) and they enjoy a priority distribution right over Class C Members. Class A Members will only receive the Preferred Return, they will not share any other distributions over their Preferred Return. Class B Members will share in any distributions over their Preferred Return.

"*Company Agreement*" means this Company Agreement of DEROSA CAPITAL 11, LLC, including all Exhibits and Schedules attached hereto, as amended from time to time. Words such as "herein," "hereinafter," "hereof," "hereto," and "hereunder" refer to this Company Agreement as a whole, unless the context otherwise requires.

"*Required Interest*" means one or more Members having among them more than fifty percent (50.00%) of the Sharing Ratios of all Members.

"*Required Supermajority Interest*" means one or more Members having among them more than sixty-six and sixty-seven hundredths percent (66.67%) of the Sharing Ratios of all Members.

"*Securities Act*" means the Securities Act of 1933, as amended.

"*Sell*," "*Selling*," or "*Sale*" means a sale, assignment, transfer, exchange, or other disposition (including, without limitation, by operation of law), or the acts thereof, whether or not for consideration.

"*Sharing Ratio*" with respect to any Member means the percentage set forth opposite each Member's name on Exhibit A to this Company Agreement, as such Exhibit may be amended from time to time in accordance with this Company Agreement. Note the Sharing Ratio may be broken down between Class A and B Member's interest within the total 70% interest in the Company as appropriate. Also note the Sharing Ratio may be broken down between Class B and C Membership interests where appropriate.

"*Transfer*," "*Transferring*," or "*Transferred*" means Sell or Pledge, Selling or Pledging, or the completion of a Sale or Pledge.

"*Treasury Regulations*" means the Department of Treasury Regulations promulgated under the Code, whether proposed, temporary, or final, as amended and in effect (including corresponding provisions of succeeding Company Agreement).

"*Unit*" means a unit of membership (ownership) in the Company.

Other terms defined herein have the meanings so given them.

1.2   **Construction.** Whenever the context requires, the gender of all words used in this Company Agreement includes the masculine, feminine, and neuter. All references to an article or a section refer to articles and sections of this Company Agreement, and all references to exhibits are to exhibits attached hereto, each of which is made a part hereof for all purposes. Whenever the words "include," "includes," and "including" are used in this Company Agreement, such words shall be deemed to be followed by the words "without limitation." The language used in this Company Agreement shall be deemed to be the language that the parties hereto have chosen to express their mutual intent, and no rule of strict construction will be applied against any party hereto.

ARTICLE II
ORGANIZATION

2.1   **Formation.** The Company has been organized as a North Carolina limited liability company by the filing of the Articles of Organization (the "*Articles*") under and pursuant to the Act. The rights and liabilities of the Members shall be as provided under the Act, the Articles and this Company Agreement.

2.2   **Name.** The name of the Company is "DEROSA CAPITAL 11, LLC" and all Company business must be conducted in that name or such other names that comply with applicable law as the Managers may select from time to time.

2.3   **Registered Office; Registered Agent; Principal Office in the United States; Other Offices.** The registered office of the Company required by the Act to be maintained in the State of North Carolina shall be the office of the initial registered agent named in the Articles or such other office as the Managers may designate from time to time in the manner provided by law. The registered agent of the Company in the State of North Carolina shall be the initial registered agent named in the Articles or such other Person or Persons as the Managers may designate from time to time in the manner provided by law. The principal office of the Company in the United States shall be at such place as the Managers may designate from time to time, which need not be in the State of North Carolina, and the Company shall maintain records there as required by Title 8 of the North Carolina Code and shall keep the street address of such principal office at the registered office of the Company in the State of North Carolina. The Company may have such other offices as the Managers may designate from time to time.

2.4   **Purpose.** The purpose of the Company shall be solely to engage in owning, operating, and managing that certain real property and all improvements thereon commonly known as The Residences at Diamond Ridge located at 730 Anson St., Winston Salem, NC 27103; and further the Company shall hold no material assets other than the Property.

2.5   **Foreign Qualification.** Prior to the Company's conducting business in any jurisdiction other than North Carolina, the Managers shall cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Managers, with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction. At the request of the Managers, each Member shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Company Agreement that are necessary or appropriate to qualify, continue, and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

2.6   **Term.** The Company shall continue in existence until the end of the period fixed in the Articles for the duration of the Company, or such earlier time as this Company Agreement may specify.

2.7   **No State-Law Partnership.** The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member or Managers be a partner or joint venturer of any other Member or Managers, for any purposes other than federal and state tax purposes, and this Company Agreement may not be construed to suggest otherwise. This Section 2.7 shall not, however, prohibit the Company from becoming a partner or joint venturer of a partnership or joint venture with one or more other Persons.

2.8   **Mergers and Exchanges**. The Company may be a party to a merger, consolidation, or other reorganization of the types permitted by Article 5.02 of the Act, subject to the requirements of Section 6.1.

ARTICLE III
MEMBERSHIP; DISPOSITIONS OF INTERESTS

3.1   **Initial Members.** The initial Members of the Company are the Persons executing this Company Agreement as of the date of this Company Agreement as Members, each of which is admitted to the Company as a Member effective contemporaneously with the execution by such Person of this Company Agreement. There shall be three (3) classes of Members, Class A and B Members and Class C Members with their respective rights and obligations set forth in this Company Agreement. After the placement of the Class A and B Members, the Class C Members shall always represent thirty percent (30%) of the membership interest in the Company regardless of the amount contributed by the Class A and B Members or the timing thereof. The Class A and B Members and Class C Members shall each have one vote for each Membership Unit held.

3.2 **Representations and Warranties.** Each Member hereby represents and warrants to the Company and each other Member that (a) if that Member is a corporation, it is duly organized, validly existing, and in good standing under the law of the state of its incorporation and is duly qualified and in good standing as a foreign corporation in the jurisdiction of its principal place of business (if not incorporated therein); (b) if that Member is a limited liability company, it is duly organized, validly existing, and (if applicable) in good standing under the law of the state of its organization and is duly qualified and (if applicable) in good standing as a foreign limited liability company in the jurisdiction of its principal place of business (if not organized therein); (c) if that Member is a partnership, trust, or other entity, it is duly formed, validly existing, and (if applicable) in good standing under the law of the state of its formation, and if required by law is duly qualified to do business and (if applicable) in good standing in the jurisdiction of its principal place of business (if not formed therein), and the representations and warranties in clause (a), (b), or (c), as applicable, are true and correct with respect to each partner (other than limited partners), trustee, or other member thereof; (d) that Member has full corporate, limited liability company, partnership, trust, or other applicable power and authority to execute and agree to this Company Agreement and to perform its obligations hereunder and all necessary actions by the board of directors, shareholders, Managers, members, partners, trustees, beneficiaries, or other Persons necessary for the due authorization, execution, delivery, and performance of this Company Agreement by that Member have been duly taken; (e) that Member has duly executed and delivered this Company Agreement; and (f) that Member's authorization, execution, delivery, and performance of this Company Agreement do not conflict with any other agreement or arrangement to which that Member is a party or by which it is bound.

3.3 **Restrictions on Transfer of Membership Interest.**

(a) Other than a Transfer by a Member to an Affiliate, no Member may Transfer all or any portion of his or its Membership Interest in the Company without the consent of the Managers. Any attempted Transfer by a Member of an interest or right, or any part thereof, in or in respect of the Company other than in accordance with this Section 3.3 shall be, and is hereby declared, null, and void *ab initio*. Any proposed Transfer which violates the Loan Agreement shall also be declared null and void *ab initio*.

(b) Subject to the provisions of Section 3.3(c), 3.3(d), and 3.3(e), a Person to whom an interest in the Company is Transferred in accordance with Section 3.3(a) hereof has the right to be admitted to the Company as a Member with the Sharing Ratio so Transferred to such Person, only if (i) the Member making such Transfer grants the transferee the right to be so admitted, and (ii) such admission is consented to by the Managers.

(c) The Company may not recognize for any purpose any purported Transfer of all or part of the Membership Interest unless and until the other applicable provisions of this

Section 3.3 have been satisfied and the Managers has received, on behalf of the Company, a document (i) executed by both the Transferring Member (or if the Transfer is on account of the death, incapacity, or liquidation of the transferor, his or its representative) and the Person to whom or which the Membership Interest or part thereof is being Transferred, (ii) including the notice address of any Person to be admitted to the Company as a Member and his or its agreement to be bound by this Company Agreement in respect of the Membership Interest or part thereof being obtained, (iii) setting forth the Sharing Ratios after the Transfer of the Transferring Member and the Person to whom or which the Membership Interest or part thereof is Transferred (which together must total the Sharing Ratio of the Transferring Member prior to the Transfer), and (iv) containing a representation and warranty that the Transfer was made in accordance with all applicable laws and Company Agreement (including federal and state securities laws) and, if the Person to which the Membership Interest or part thereof is Transferred is to be admitted to the Company, its representation and warranty that the representations and warranties in Section 3.2 are true and correct with respect to that Person. Each Transfer and, if applicable, admission complying with the provisions of this Section 3.3(c) is effective as of the first day of the calendar month immediately succeeding the month in which the Managers receives the notification of Transfer and the other requirements of this Section 3.3 have been met.

(d)   For the right of a Member to Transfer a Membership Interest or any part thereof or of any Person to be admitted to the Company in connection therewith to exist or be exercised, (i) either (A) the Membership Interest or part thereof subject to the Transfer or admission must be registered under the Securities Act and any applicable state securities laws or (B) the Company must receive a favorable opinion of the Company's legal counsel or of other legal counsel acceptable to the Managers to the effect that the Transfer or admission is exempt from registration under those laws and (ii) the Company must receive a favorable opinion of the Company's legal counsel or of other legal counsel acceptable to the Managers to the effect that the Transfer or admission, when added to the total of all other sales, assignments, or other Transfers within the preceding twelve (12) months, would not result in the Company's being considered to have terminated within the meaning of Section 708 of the Code. The Managers, however, may at their discretion waive the requirements of this Section 3.3(d).

(e)   The Member effecting a Transfer and any Person admitted to the Company in connection therewith shall pay, or reimburse the Company for, all costs incurred by the Company in connection with the Transfer or admission (including, without limitation, the legal fees incurred in connection with the legal opinions referred to in Section 3.3(d)) on or before the tenth (10th) day after the receipt by that Person of the Company's invoice for the amount due. If payment is not made by the date due, the Person owing that amount shall pay interest on the unpaid amount from the date due until paid at a rate per annum equal to the Default Interest Rate.

3.4   **New Securities.** The Managers may in its sole discretion, accept new Members into the Company after the date of this Company Agreement and issue New Securities represented by a Membership Interest as part of its initial raise of capital through the Class A and B Members within the terms set forth in a Private Placement Memorandum. Further, the Managers may accept new Members into the Company after the date of this Company Agreement and issue New Securities represented by a Membership Interest in order to raise additional capital outside the initial offering pursuant to the consent of a Required Interest. Collectively, any new issuance of Membership Interests shall be referred to as ("New Securities"). Upon the issuance of New Securities, the Managers will provide written notice of same to the Members ("New Securities

Notice").

3.5 **Interests in a Member.** A Member that is not a natural person may not cause or permit an interest, direct or indirect, in itself to be Disposed of such that, after the Disposition, the Company would be considered to have terminated within the meaning of section 708 of the Code, or (b) without the consent of the Managers, that Member shall cease to be controlled by substantially the same Persons who control it as of the date of its admission to the Company. On any breach of the provisions of clause (b) of the immediately preceding sentence, the Company shall have the option to buy, and on exercise of that option the breaching Member shall sell, the breaching Member's Membership Interest, all in accordance with Section 11.1 as if the breaching Member were a Bankrupt Member.

3.6 **Information.** In addition to the other rights specifically set forth in this Company Agreement, each Member is entitled to all information to which that Member is entitled to have access pursuant to Article 2.22 of the Act under the circumstances and subject to the conditions therein stated.

3.7 **Liability to Third Parties.** No Member or Managers shall be liable for the debts, obligations, or liabilities of the Company, including under a judgment decree or order of a court.

3.8 **Withdrawal.** A Member does not have the right or power to withdraw from the Company as a Member except in connection with a Disposition of the entirety of such Member's Membership Interest in accordance with this Article III.

3.9 **Lack of Authority.** No Member (other than a Manager or an officer acting in that capacity) has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditures on behalf of the Company.

ARTICLE IV
CAPITAL CONTRIBUTIONS AND ACCOUNTS

4.1 **Initial Contributions.** Contemporaneously with the execution by such Member of this Company Agreement, each Member shall make the Capital Contributions described for that Member in Exhibit A.

4.2 **Subsequent Contributions.** Additional Capital Contributions by the Class A and B Members may be called for by the Manager if, in the Manager's reasonable determination additional capital is necessary for the best interest of the Company and such Additional Capital Contributions are ratified by a Required Interest. In the event that Additional Capital Contributions are called for, each Class A or B Members shall contribute its pro rata portion among the Class A or B Members within fifteen (15) days of its receipt of written notice. If a Class A or B Member fails to contribute its proportional share of the Additional Capital Contributions, its ownership interest/Sharing Ratio shall be decreased by the Manager.

4.3 **Return of Contributions.** Except as otherwise provided in this Company Agreement, a Member is not entitled to the return of any part of his or its Capital Contributions or to be paid interest in respect of either his or its Capital Account or his or its Capital Contributions. Any unreturned Capital Contribution is not a liability of the Company or of any Member. A

Member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

4.4 **Advances by Members.** If the Company does not have sufficient cash to pay its obligations, any Member(s) that agrees to do so, with the Manager's consent, may advance all or part of the needed funds to or on behalf of the Company. An advance described in this Section constitutes a loan from the Member to the Company, bears interest at the General Interest Rate from the date of the advance until the date of payment, and is not a Capital Contribution. Notwithstanding anything to the contrary in this Agreement, no Member loans shall be done in violation of the Loan documents.

4.5 **Capital Accounts.**

(a) A Capital Account shall be established and maintained for each Member in accordance with the following provisions.

(i) Each Member's Capital Account shall be increased by (A) the amount of money contributed by that Member to the Company, (B) the Gross Asset Value of property contributed by that Member to the Company (net of liabilities secured by the contributed property that the Company is considered to assume or take subject to under Section 752 of the Code), and (C) allocations to that Member of Profits (or items thereof), including income and gain exempt from tax and income and gain described in Section 1.704-1(b)(2)(iv)(g) of the Treasury Regulations, but excluding income and gain described in Section 1.704-1(b)(4)(i) of the Treasury Regulations.

(ii) In the event of a capital event, each Member's Capital Account shall be decreased by (A) the amount of money distributed to that Member of the Company, (B) the Gross Asset Value of property distributed to that Member by the Company (net of liabilities secured by the distributed property that the Member is considered to assume or take subject to under Section 752 of the Code), (C) allocations to that Member of expenditures of the Company described in Section 705(a)(2)(B) of the Code, and (D) allocations of Losses (or items thereof), including loss and deduction described in Section 1.704-1(b)(2)(iv)(g) of the Treasury Regulations, but excluding items described in clause (C) above and loss or deduction described in Sections 1.704-1(b)(4)(i) or 1.704-1(b)(4)(iii) of the Treasury Regulations.

(iii) The Members' Capital Accounts also shall be maintained and adjusted as permitted by the provisions of Section 1.704-1(b)(2)(iv)(f) of the Treasury Regulations and as required by the other provisions of Sections 1.704-1(b)(2)(iv) and 1.704(b)(4) of the Treasury Regulations, including adjustments to reflect the allocations to the Members of depreciation, depletion, amortization, and gain or loss as computed for book purposes rather than the allocation of the corresponding items as computed for tax purposes, as required by Section 1.704(b)(2)(iv)(g) of the Treasury Regulations.

(iv) A Member that has more than one Membership Interest shall have a single Capital Account that reflects all his or its Membership Interests, regardless of the class of Membership Interests owned by that Member and regardless of the time or manner in which those Membership Interests were acquired. On the transfer of all or part of a

Membership Interest, the Capital Account of the transferor that is attributable to the transferred Membership Interest or part thereof shall carry over to the transferee Member in accordance with the provisions of Section 1.704-1(b)(2)(iv)(l) of the Treasury Regulations.

(b)   *"Profits"* and *"Losses"* mean, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), but with the following adjustments for such fiscal year or other period:

(i)   Income of the Company that is exempt from federal income tax as described in Section 705(a)(1)(B) of the Code and not otherwise taken into account in computing Profits and Losses pursuant to this Section 4.5(b) shall be added to such taxable income or loss as if it were taxable income.

(ii)   Any expenditures of the Company described in Section 705(a)(2)(B) of the Code, or treated as expenditures under Section 705(a)(2)(B) of the Code pursuant to Section 1.704-1(b)(2)(iv)(i) of the Treasury Regulations, and not otherwise taken into account in computing Profits and Losses, shall be subtracted from such taxable income or loss as if such expenditures were deductible items.

(iii)   If the Gross Asset Value of any Company asset is adjusted pursuant to this Company Agreement, the amount of the adjustment shall be taken into account as gain or loss from the disposition of the asset for purposes of computing such taxable income or loss.

(iv)   Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of the property differs from the Gross Asset Value of the property.

(v)   In lieu of the deduction for depreciation, cost recovery, or amortization taken into account in computing such taxable income or loss, there shall be taken into account Book Depreciation for such fiscal year or other period.

(vi)   Notwithstanding any other provision of this Company Agreement, any items that are specially allocated pursuant to Section 5.3(a) or 5.3(b) of this Company Agreement shall not be taken into account as taxable income or loss for purposes of computing Profits and Losses.

(vii)   If the Company's taxable income or taxable loss for the year or period, as adjusted pursuant to subparagraphs (i)-(vi) above, is a positive amount, that amount shall be the Company's Profit for such fiscal year or other period; and if negative, that amount shall be the Company's Loss for such fiscal year or other period.

(c)   *"Gross Asset Value"* means, for any asset, the asset's adjusted basis for federal income tax purposes, except as set forth below:

(i)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of the asset on the date of determination, as determined by the contributing Member and the Company. The Gross Asset Values of all assets shall be adjusted to equal their gross fair market values, as determined by the Members, as of the following times: (A) the contribution of more than a *de minimis* amount of money or other property to the Company as a Capital Contribution by a new or existing Member, or the distribution by the Company to a retiring or continuing Member of more than a *de minimis* amount of property as consideration for an interest in the Company, if the Members reasonably determine that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; or (B) the liquidation of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations.

(ii)   The Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution.

(iii)   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustment to the adjusted basis of such assets pursuant to Section 734(b) of the Code or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Treasury Regulations; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section 4.5(c)(iv) to the extent the Managers determine that an adjustment pursuant to Section 4.5(c)(ii) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 4.5(c)(iv).

(iv)   If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section 4.5(c)(i), (ii), or (iv), such Gross Asset Value shall thereafter be adjusted by the Book Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

ARTICLE V
ALLOCATIONS OF PROFITS AND LOSSES AND DISTRIBUTIONS

5.1   **Allocations**.

(a)   *General Allocations.* Except as may be required by Section 704(c) of the Code and Section 1.704-1(b)(2)(iv)(f)(4) of the Treasury Regulations, Profits and Losses of the Company shall be allocated among the Members as follows:

(i)   Except as otherwise provided in Section 5.3 of this Company Agreement, Profits shall be allocated to the Members first to offset prior allocations or losses and then in proportion to their respective Sharing Ratios.

(ii)   Except as otherwise provided in Sections 5.1(a)(iii) and 5.3 of this Company Agreement, Losses for any fiscal year or other period shall be allocated to the Members in proportion to their aggregate Sharing Ratios.

(iii)   The aggregate amount of Losses allocated pursuant to Section 5.1(a)(ii) hereof and the next sentence of this Section 5.1(a)(iii) to any Member for any fiscal year shall not exceed the maximum amount of losses that may be allocated to such Member without causing such Member to have an Adjusted Capital Account Deficit at the end of such fiscal year. All Losses in excess of the limitation in this Section 5.1(a)(iii) with respect to any Member shall be allocated solely to the other Members in proportion to their Sharing Ratios. If no other Member may receive an additional allocation of Losses pursuant to this Section 5.1(a)(iii), such additional Losses not allocated pursuant to Section 5.1(a)(ii) of this Company Agreement or the preceding sentence shall be allocated solely to those Members that bear the economic risk for such additional Losses within the meaning of Section 704(b) of the Code and the Treasury Regulations thereunder. If it is necessary to allocate Losses under the preceding sentence, the Managers shall determine those Members that bear the economic risk for such additional Losses.

(b)   *Transfer.* All items of Profit, Loss, income, gain, loss, deduction, and credit allocable to any Membership Interest that may have been transferred shall be allocated between the transferor and the transferee based on the portion of the calendar year during which each was recognized as owning that Membership Interest, without regard to the results of Company operations during any particular portion of that calendar year and without regard to whether cash distributions were made to the transferor or the transferee during that calendar year; provided, however, that this allocation must be made in accordance with a method permissible under Section 706 of the Code and the Treasury Regulations thereunder.

5.2 **Distributions.**

(a)   *General.* From time to time, but not less than quarterly, the Managers shall determine in its reasonable judgment to what extent (if any) the Company's cash on hand exceeds its current and anticipated needs, including, without limitation, for operating expenses, debt service, acquisitions, and a reasonable contingency reserve. The Manager is currently anticipating making monthly distributions to Class A Members and quarterly distributions to Class B Members. Except as otherwise provided in Articles VI and XII, if such an excess exists, the Managers may in their sole discretion cause the Company to distribute to the Members as follows: First, a non-compounding, cumulative preferred return of eight percent (8%), to the Class A Investors (8%). Second, a non-compounding, cumulative preferred return of six percent (6%) for Class B Investors; Third, thereafter Seventy percent (70%) to the Class B Unit Holders and Thirty percent (30%) to the Class C Unit Holders. The non-compounding, cumulative preferred return is based on the invested capital or adjusted capital (as Class A and B Members are paid their capital). Class A Members shall not share in any further distributions from the Company once they cease being Members, which shall occur once the Class A Members have received repayment of their initial invested capital and their preferred return on their investment. UPON REPAYMENT TO CLASS B INVESTORS OF A 10% CASH ON CASH RETURN, THE COMPANY'S CASHFLOW SHARING RATIOS SHALL CHANGE TO A SIXTY PERCENT (60%) SHARING RATIO FOR ALL CLASS B MEMBERS AND FORTY PERCENT (40%) SHARING RATIO FOR THE CLASS C MEMBERS. UPON REPAYMENT TO CLASS B INVESTORS OF A GREATER THAN 13% CASH ON CASH RETURN, THE COMPANY'S CASHFLOW SHARING RATIOS SHALL CHANGE TO A FIFTY PERCENT (50%) SHARING RATIO FOR ALL CLASS B MEMBERS AND FIFTY PERCENT (50%) SHARING RATIO FOR THE CLASS C

MEMBERS.

(b)   *Refinance or Supplemental Loan Distribution.*   Distributable income from a refinance, or supplemental loan will be distributed to the members as soon as practicable after such event, in the following manner and order of priority as follows:

    1.   First, the Company shall pay all closing costs, fees, and expenses incurred in connection with the capital event from proceeds realized by such event; then

    2.   Second, the Non-compounding, Cumulative preferred returns to Class A Members (8% per annum) on their invested or adjusted capital (as having been paid) pursuant to the terms of the refinanced or supplemental loan; then

    3.   Third, a Non-compounding, Cumulative preferred return to Class B Members (6% per annum) on their invested or adjusted capital pursuant to the terms of the refinanced or supplemental loan; then

    4.   Fourth, with respect to any further excesses, payment of an amount equal to the "Unrecovered Capital Contribution" of each Class A Member; then

    5.   Fifth, the Company shall pay the Manager a management fee equal to one percent (1%) in connection with a Capital Transaction calculated as follows: in the case of a refinancing of all or a portion of any indebtedness secured by the Project, a fee equal to 1% of the amount refinanced; and then

    6.   Last, with respect to any remaining excess, to members as follows:

        i. 70% to the Class B members in proportion to each Class B member's respective sharing ratio; and

        ii. 30% to the Class C members in proportion to each Class C member's respective sharing ratio.

    7.   Class A Members shall not share in any further distributions from the Company once they cease being Members, which shall occur once the Class A Members have received repayment of their initial invested capital and their preferred return on their investment.

    8.   UPON REPAYMENT TO CLASS B INVESTORS OF A 10% CASH ON CASH RETURN, THE COMPANY'S CASHFLOW SHARING RATIOS SHALL CHANGE TO A SIXTY PERCENT (60%) SHARING RATIO FOR ALL CLASS B MEMBERS AND FORTY PERCENT (40%) SHARING RATIO FOR THE CLASS C MEMBERS. UPON REPAYMENT TO CLASS B INVESTORS OF A GREATER THAN 13% CASH ON CASH RETURN, THE COMPANY'S CASHFLOW SHARING RATIOS SHALL CHANGE TO A FIFTY PERCENT (50%) SHARING RATIO FOR ALL CLASS B MEMBERS AND FIFTY PERCENT (50%) SHARING RATIO FOR THE CLASS C MEMBERS.

(c)   *Liquidation Distribution.*   Distributable income from a sale or other disposition of the Property will be distributed to the members as soon as practicable after such event, in the following manner and order of priority as follows:

1.   First, the Company shall pay all closing costs, fees, and expenses incurred in connection with the capital event from proceeds realized by such event; then

2.   Second, the Non-compounding, Cumulative preferred returns to Class A Members (8% per annum) on their invested or adjusted capital (as having been paid) pursuant to the terms of the refinanced or supplemental loan; then

3.   Third, a Non-compounding, Cumulative preferred return to Class B Members (6% per annum) on their invested or adjusted capital pursuant to the terms of the refinanced or supplemental loan; then

4.   Fourth, with respect to any further excesses, payment of an amount equal to the "Unrecovered Capital Contribution" of each Class A (any remaining) and B Member; provided, that if not enough cash is available to return the Unrecovered Capital Contribution of each Class A and B Member, then such excess shall be distributed first to Class A and next to Class B Members "Unrecovered Capital Contribution" shall be calculated as a Member's Capital Contribution less any prior distributions of capital; then; then

5.   Fifth, the Company shall pay the Manager a management fee equal to one percent (1%) in connection with a Capital Transaction calculated as follows: in the case of a refinancing of all or a portion of any indebtedness secured by the Project, a fee equal to 1% of the amount refinanced; and then

6.   Last, with respect to any remaining excess, to members as follows:

    iii. 70% to the Class B members in proportion to each Class B member's respective sharing ratio; and

    iv. 30% to the Class C members in proportion to each Class C member's respective sharing ratio.

7.   Class A Members shall not share in any further distributions from the Company once they cease being Members, which shall occur once the Class A Members have received repayment of their initial invested capital and their preferred return on their investment.

8.   UPON REPAYMENT TO CLASS B INVESTORS OF A 10% CASH ON CASH RETURN, THE COMPANY'S CASHFLOW SHARING RATIOS SHALL CHANGE TO A SIXTY PERCENT (60%) SHARING RATIO FOR ALL CLASS B MEMBERS AND FORTY PERCENT (40%) SHARING RATIO FOR THE CLASS C MEMBERS. UPON REPAYMENT TO CLASS B INVESTORS OF A GREATER THAN 13% CASH ON CASH RETURN, THE COMPANY'S CASHFLOW SHARING RATIOS SHALL CHANGE TO A FIFTY PERCENT (50%) SHARING RATIO FOR ALL CLASS B MEMBERS AND FIFTY PERCENT (50%) SHARING RATIO FOR THE CLASS C MEMBERS.

(d)   ***Overriding Distribution.*** Notwithstanding the provisions of Section 5.2(a) above, if at any time distributions to a Member would create or increase an Adjusted Capital Account Deficit and if another Member has a positive Capital Account balance (after such Adjusted Capital Account Deficit and Capital Account balances have been adjusted to reflect the allocations of Profits, Losses, income, gains, and losses pursuant to this Article V, and taking into account interim Profits, Losses, income, gains, and losses (determined using such accounting methods as shall be selected by the Managers) for the period ending on or before such distribution), such cash or assets shall be distributed first to the Member having a positive Capital Account balance in an amount equal to such positive balance, and the remaining cash or assets, if any, shall be distributed in accordance with Section 5.2(a) including the obligation for this to be subordinated to any debt service on the property as referenced i this Company Agreement.

(e)   ***Payments Not Deemed Distributions.*** Any amounts paid pursuant to Section 6.9 or Article VIII of this Company Agreement shall not be deemed to be distributions for purposes of this Company Agreement.

(f)   ***Withheld Amounts.*** Notwithstanding any other provision of this Section 5.2 to the contrary, each Member hereby authorizes the Company to withhold and to pay over, or otherwise pay, any withholding or other taxes payable by the Company with respect to the Member as a result of the Member's participation in the Company; if and to the extent that the Company shall be required to withhold or pay any such taxes, such Member shall be deemed for all purposes of this Company Agreement to have received a payment from the Company as of the time such withholding or tax is paid, which payment shall be deemed to be a distribution with respect to such Member's Membership Interest to the extent that the Member (or any successor to such Member's Membership Interest) is then entitled to receive a distribution. To the extent that the aggregate amount of such payments to a Member for any period exceeds the distributions to which such Member is entitled for such period, the amount of such excess shall be considered a loan from the Company to such Member. Such loan shall bear interest (which interest shall be treated as an item of income to the Company) at the General Interest Rate until discharged by such Member by repayment, which may be made by the Company out of distributions to which such Member would otherwise be subsequently entitled. Any withholdings authorized by this Section 5.2(f) shall be made at the maximum applicable statutory rate under the applicable tax law unless the Company shall have received an opinion of counsel or other evidence satisfactory to the Managers to the effect that a lower rate is applicable, or that no withholding is applicable.

(g)   ***Distributions in Liquidation of Member's Membership Interest.*** For purposes of this Company Agreement, a liquidation of a Member's Membership Interest means the termination of the Member's entire Membership Interest other than in connection with the dissolution, winding up, and termination of the Company. Where a Member's Membership Interest is to be liquidated by a series of distributions, the Membership Interest shall not be considered as liquidated until the final distribution has been made. If a Member's Membership Interest is to be liquidated, liquidating distributions shall be made in accordance with the positive Capital Account balance of that Member (as determined after taking into account all Capital Account adjustments with respect to that Member's Membership Interest for the taxable year during which the liquidation occurs, as determined in accordance with Section 706 of the Code). A distribution in liquidation of a Member's Membership Interest shall be made by the end of the taxable year in which such liquidation occurs, or, if later, within 90 days after the Member's Membership Interest is liquidated.

(h)   ***Depreciation.*** Each Member (Class A, B, and C) shall receive their pro rata share of depreciation for so long as they are Members of the Company according to their sharing ratios. Class C Members bear the economic risk of loss in connection with the Loan and acquisition of the Property.

5.3   **Special Allocations of Profits and Losses.**

(a)   ***Special Allocations.***

(i)   ***Qualified Income Offset.*** If any Member has an Adjusted Capital Account Deficit, items of income and gain shall be specially allocated (on a gross basis) to each such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit of such Member as quickly as possible; provided, however, that an allocation pursuant to this Section 5.3(a)(i) shall be made only if and to the extent that a Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article V have been tentatively made as if this Section 5.3(a)(i) were not in this Company Agreement. It is intended that this Section 5.3(a)(i) constitute a "qualified income offset" within the meaning of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted and applied in a manner consistent with such Treasury Regulations.

(ii)   ***Gross Income Allocation.*** If any Member has a deficit Capital Account at the end of any fiscal year, and such deficit Capital Account is in excess of the sum of (A) the amount such Member is obligated to restore pursuant to any provisions of this Company Agreement and (B) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(l) and 1.704-2(i)(5) of the Treasury Regulations, each such Member shall be specially allocated items of income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 5.3(a)(ii) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in Article V have been made as if Section 5.3(a)(i) hereof and this Section 5.3(a)(ii) were not in this Company Agreement.

(iii)   ***Minimum Gain Chargeback - Company Nonrecourse Liabilities.*** If there is a net decrease in Company Minimum Gain during any Company taxable year, certain items of income and gain shall be allocated (on a gross basis) to the Members in the amounts and manner described in Section 1.704-2(f) of the Treasury Regulations. This Section 5.3(a)(iii) is intended to comply with the minimum gain chargeback requirement (set forth in Section 1.704-2(f) of the Treasury Regulations) relating to Company nonrecourse liabilities (as defined in Section 1.704-2(b)(3) of the Treasury Regulations) and shall be so interpreted.

(iv)   ***Minimum Gain Chargeback - Member Nonrecourse Debt.*** If there is a net decrease in Member Minimum Gain during any Company taxable year, certain items of income and gain shall be allocated (on a gross basis) as quickly as possible to those Members who had a share of the Member Minimum Gain (determined pursuant to Section 1.704-2(i)(5) of the Treasury Regulations) in the amounts and manner described in

Section 1.704-2(i)(4) of the Treasury Regulations. This Section 5.3(a)(iv) is intended to comply with the minimum gain chargeback requirement (set forth in Section 1.704-2(i)(4) of the Treasury Regulations) relating to Member nonrecourse debt (as defined in Section 1.704-2(b)(4) of the Treasury Regulations) and shall be so interpreted.

(v)   ***Basis Adjustments.*** To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required, pursuant to Section 1.704-1(b)(2)(iv)(m) of the Treasury Regulations, to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(vi)   ***Nonrecourse Deductions.*** Member Nonrecourse Deductions shall be allocated in accordance with Section 1.704-2(i)(l) of the Treasury Regulations to the Member who bears the economic risk of loss with respect to such deductions.

(vii)   ***Allocation of Proceeds of Nonrecourse Liability.*** The determination of whether any distribution by the Company is allocable to the proceeds of a nonrecourse liability of the Company shall be made by the Member under any reasonable method that is in compliance with Section 1.704-2(h) of the Treasury Regulations.

(b)   ***Curative Allocations.*** The allocations set forth in Sections 5.1(a)(iii) and 5.3(a) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of Section 1.704-1(b) of the Treasury Regulations. The Members hereby acknowledge and agree that the Regulatory Allocations may not be consistent with the manner in which the Members intend to make Company distributions. Accordingly, the Managers are hereby authorized and directed to make other allocations of Profit, Loss, or Book Depreciation among the Members in any reasonable manner that the Managers deem appropriate, in their sole discretion, so as to prevent the Regulatory Allocations from distorting the manner in which the Company distributions would otherwise be divided among the Members pursuant to Sections 5.2 and 12.2 hereof. In general, the Members anticipate that this will be accomplished by specially allocating other Profits, Losses, or Book Depreciation among the Members so that, after such offsetting special allocations are made, the amount of each Member's Capital Account will be, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not a part of this Company Agreement and all Company items had been allocated to the Members solely pursuant to Section 5.1(a) hereof.

(c)   ***Tax Allocations: Code Section 704(c).*** In accordance with Section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and the initial Gross Asset Value of such property (determined in accordance with Section 4.5(c)(i) hereof). In accordance with the requirements of Section 1.704-1(b)(4)(i) of the Treasury Regulations, if the Gross Asset Value of any Company asset is adjusted pursuant to Section 4.5(c)(ii) hereof, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and the Gross Asset Value of such asset in the same manner as such variations are taken into account under Section 704(c) of the Code and the Treasury Regulations thereunder with respect to property contributed to the Company. Any elections or other decisions relating to such allocation shall be made by the Managers in any manner that reasonably reflects the purpose and intention of this Company Agreement. Allocations pursuant to this Section 5.3(c) are solely for purposes of federal, state, and local taxes and shall not affect or be taken into account in computing any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to this Company Agreement.

(d) *Other Allocation Rules.*

(i)   For purposes of determining the Profits, Losses, or any other item allocable to any period (including periods before and after the admission of a new Member), Profits, Losses, and any such other item shall be determined on a daily, monthly, or other basis, as determined and allocated by the Managers using any permissible method under Section 706 of the Code and the Treasury Regulations thereunder.

(ii)   For federal income tax purposes, every item of income, gain, loss, and deduction shall be allocated among the Members in accordance with the allocations under Sections 5.1, 5.3(a), 5.3(b), and 5.3(c) of this Company Agreement.

(iii)   The Members are aware of the income tax consequences of the allocations made by this Section 5.3 and Section 5.1 and hereby agree to be bound by the provisions of this Section 5.3 and Section 5.1 in reporting their shares of Company income and loss for income tax purposes.

(iv)   To the extent permissible under Section 704 of the Code and the Treasury Regulations thereunder, in making allocations provided for in this Section 5.3 and Section 5.1, ordinary income realized by the Company from recapture of previously reported deductions shall be allocated to those Members (or their successors in interest) to whom such deductions were originally allocated and in proportion to such original allocations. Any obligation relating to the recapture of previously reported credits shall be allocated to those Members (or their successors in interest) to whom such credits were originally allocated and in proportion to such original allocations.

(v)   It is intended that the allocations in Sections 5.1, 5.3(a), 5.3(b), and 5.3(c) of this Company Agreement effect an allocation for federal income tax purposes consistent with Section 704 of the Code and comply with any limitations or restrictions therein. The Managers shall have complete discretion to make the allocations pursuant to this Section 5.3 and Section 5.1 in any reasonable manner consistent with Section 704 of the Code and to amend the provisions of this Company Agreement as appropriate to comply with the Treasury Regulations promulgated under Section 704 of the Code, if in the opinion of counsel to the Company, such an amendment is advisable to reflect allocations among the Members consistent with those Treasury Regulations.

(vi)   The Members agree that their Membership Interests represent their interests in Company profits for purposes of allocating excess nonrecourse liabilities pursuant to Section 1.752-3(a)(3) of the Treasury Regulations.

ARTICLE VI
MANAGER

6.1   **Management by Manager.**

(a)   Except for situations in which the approval of the Members is required by the Articles, this Company Agreement or by nonwaivable provisions of applicable law, and subject to the provisions of Sections 6.2, 7.1(d) and 7.1(e), (1) the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Manager; and (2) the Manager may make all decisions and take all actions for the Company not otherwise provided for in this Company Agreement, including, without limitation, the following:

(i)   entering into, making, and performing contracts, agreements, and other undertakings binding the Company that may be necessary, appropriate, or advisable in furtherance of the purposes of the Company and making all decisions and waivers thereunder.

(ii)   opening and maintaining financial institution and investment accounts and arrangements, drawing checks and other orders for the payment of money, and designating individuals with authority to sign or give instructions with respect to those accounts and arrangements.

(iii)   maintaining or causing to be maintained the assets of the Company.

(iv)   collecting sums due the Company.

(v)   to the extent that funds of the Company are available therefor,

(vi)   paying debts and obligations of the Company.

(vii)   acquiring, utilizing for Company purposes, and Disposing of any asset of the Company.

(viii)   selecting, removing, and changing the authority and responsibility of lawyers, accountants, and other advisers and consultants.

(ix)   borrowing money or otherwise committing the credit of the Company for Company activities and voluntary prepayments or extensions of debt.

(x)   obtaining insurance for the Company.

(xi)   determining distributions of Company cash and other property as provided in Section 5.2.

(xii)   instituting, prosecuting, defending, and settling any legal, arbitration, or administrative actions or proceedings on behalf of or against the Company.

(xiii)   establishing a seal for the Company.

(xiv)   accept new Members into the Company after the date of this Company Agreement and issue New Securities represented by a Membership Interest as part of its initial raise of capital through the Class A and B Members within the terms set forth in the Private Placement Memorandum.

(xv)   Amend the Articles or this Agreement with regard to matters not specifically restricted herein.

(xvi)   Borrow funds on behalf of the Company secured by the Company's assets or refinance existing debt held by the company.

(xvii)   Assigning the monthly asset management fee to any entity or individual at the Manager's Sole Discretion.

(xviii)   sell, lease, exchange, or otherwise dispose of (other than by way of a pledge, mortgage, deed of trust, or trust indenture) all or substantially all the Company's property and assets (with or without good will), outside the usual and regular course of the Company's business.

(b)   Notwithstanding the provisions of Section 6.1(a), the Managers may not cause the Company to do any of the following without a Required Supermajority Interest vote of the Members:

(i)   be a party to a merger or an exchange or acquisition of the type described in Part Ten of the Act; and

(ii)   amend or restate the Articles with regard to matters material to the financial interests and voting of the Members.

(c)   The Manager shall be paid a monthly management fee equal to two percent (2%) of the Company's monthly gross receipts.

(d)   The Manager shall be entitled to receive a one-time acquisition fee of two percent (2%) of the Purchase Price of the Property. This acquisition fee shall be paid at Closing on the Property.

Whenever in this Company Agreement a reference is made to the Manager, such reference shall include a sole Manager, who shall have all the authority of the Manager set forth herein.

6.2   **Actions by Manager; Committees; Delegation of Authority and Duties**.

(a)   In managing the business and affairs of the Company and exercising its powers, the Managers shall act (i) collectively through meetings and written consents pursuant to Sections 6.5 and 6.7 and (ii) through committees pursuant to Section 6.2(b).

(b)   The Managers may, from time to time, designate one or more committees, each of which shall be comprised of one or more Managers. Any such committee, to the extent provided in such resolution or in the Articles or this Company Agreement, shall have and may exercise all of the authority of the Managers, subject to the limitations set forth in the Act and the North Carolina Code. At every meeting of any such committee, the presence of a majority of all the members thereof shall constitute a quorum, and the affirmative vote of a majority of the members present shall be necessary for the adoption of any resolution. The Managers may dissolve any committee at any time, unless otherwise provided in the Articles or this Company Agreement.

6.3   Any Person dealing with the Company, other than a Member, may rely on the authority of any Managers or officer in taking any action in the name of the Company without inquiry into the provisions of this Company Agreement or compliance herewith, regardless of whether that action actually is taken in accordance with the provisions of this Company Agreement.

6.4   **Number and Term of Office.** The number of Managers of the Company shall be one. The Managers shall hold office until its death, resignation, or. Unless otherwise provided in this Company Agreement, Managers need not be Members or residents of the State of North Carolina. The number of Managers may be increased or decreased from time to time by a Required Supermajority Interest.

6.5   **Vacancies; Removal; Resignation.** Subject to the other provisions of this Section, any voluntary vacancy occurring in the Managers may be filled by a Required Interest of the Member(s). A Manager elected to fill a vacancy shall be elected for the term set forth in the vote. Any Managers position to be filled by reason of an increase in the number of Managers shall be filled by election at any meeting of Members by a vote of Members holding a Required Interest.. Any Managers may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the remaining Managers. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Notwithstanding anything to the contrary in this Agreement, the Lender must consent to the addition or reduction of Managers and to any resignation by or change to the Managers.

6.6   **Expulsion**. A Member or Manager may be expelled from the Company by unanimous vote of all other Members and Managers (not including the Member or Manager to be expelled) if that Member or Manager (a) has willfully violated any provision of this Agreement; (b) committed a financial felony that results in conviction by a Member or Manager against the Company or one or more Members or Managers of the Company, (c) engaged in wrongful conduct that adversely and materially affects the business or operation of the Company, or (d). convicted of a crime involving moral turpitude of the Managers or any of its members, shareholders, partners, Managers, officers, or directors. Such a Member or Manager shall be considered a Defaulting

Member or Manager (as described in Article XIII), and the Company or other Members and Managers may also exercise any one or more of the remedies provided for in this Company Agreement. The Company may offset any damages to the Company or its Members occasioned by the misconduct of the expelled Member against any amounts distributable or otherwise payable by the Company to the expelled Member. Notwithstanding anything to the contrary in this Agreement, the Lender must consent to the addition or reduction of Managers and to any expulsion of or change to the Managers. In the event of a vote to remove a Managers, the Managers along with its members, shareholders, partners, Managers, officers, or directors, if any are also a Members of the Company, shall be excluded from the vote and the required percentage to carry the vote will be applied to those Members not excluded from the vote. Any such removal shall be effective immediately upon such Member action electing successors.

6.7   **Meetings.**

(a)   Unless otherwise required by law or provided in the Articles or this Company Agreement, a majority of the total number of Managers fixed by, or in the manner provided in, the Articles or this Company Agreement shall constitute a quorum for the transaction of business of the Managers, and the act of the Managers present at a meeting at which a quorum is present shall be the act of the Managers. A Managers who is present at a meeting of the Managers at which action on any Company matter is taken shall be presumed to have assented to the action unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the Person acting as secretary of the meeting before the adjournment thereof or shall deliver such dissent to the Company immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Managers who voted in favor of such action.

(b)   Meetings of the Managers may be held at such place or places as shall be determined from time to time by resolution of the Managers. At all meetings of the Managers, business shall be transacted in such order as shall from time to time be determined by resolution of the Managers. Attendance of a Managers at a meeting shall constitute a waiver of notice of such meeting, except where a Managers attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(c)   In connection with any annual meeting of Members at which Managers were elected, the Managers may, if a quorum is present, hold their first meeting for the transaction of business immediately after and at the same place as such annual meeting of the Members. Notice of such meeting at such time and place shall not be required.

(d)   Special meetings of the Managers may be called by any Managers on at least twenty-four (24) hours notice to each other Managers. Such notice need not state the purpose or purposes of, nor the business to be transacted at, such meeting, except as may otherwise be required by law or provided for by the Articles or this Company Agreement.

6.8   **Approval or Ratification of Acts or Contracts by Members.** The Managers in their discretion may submit any act or contract for approval or ratification at any annual meeting of the Members, or at any special meeting of the Members called for the purpose of considering any such act or contract, and any act or contract that shall be approved or be ratified by a Majority Interest shall be as valid and as binding upon the Company and upon all the Members as if it shall have been approved or ratified by every Member of the Company. Failure of the Managers for any reason (or for no reason) to submit any act or contract to the Members for approval or ratification shall not in any way act to, or be deemed to, make such act or contract void or voidable.

6.9 **Action by Written Consent or Telephone Conference**. Any action permitted or required by the Act, the Articles or this Company Agreement to be taken at a meeting of the Managers or any committee designated by the Managers may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by all the Managers or members of such committee, as the case may be. Such consent shall have the same force and effect as a unanimous vote at a meeting and may be stated as such in any document or instrument filed with the Secretary of State of North Carolina, and the execution of such consent shall constitute attendance or presence in person at a meeting of the Managers or any such committee, as the case may be. Subject to the requirements of the Act, the Articles, or this Company Agreement for notice of meetings, unless otherwise restricted by the Articles, Managers, or members of any committee designated by the Managers, may participate in and hold a meeting of the Managers or any committee of Managers, as the case may be, by means of a conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person at such meeting, except where a Person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

6.10 **Officers.**

(a) *Generally.* The Managers may, from time to time, designate one or more Persons to be officers of the Company. No officer need be a resident of the State of North Carolina, a Member or a Managers. Any officers so designated shall have such authority and perform such duties as the Managers may, from time to time, delegate to them. The Managers may assign titles to particular officers. Unless the Managers decide otherwise, if the title is one commonly used for officers of a business corporation formed under the North Carolina Code, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to (i) any specific delegation of authority and duties made to such officer by the Managers or (ii) any delegation of authority and duties made to one or more Managers pursuant to this Section 6.8. Each officer shall hold office until his successor shall be duly designated and shall qualify or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Managers and shall be reasonable with respect to the Services rendered. Notwithstanding anything to the contrary in this Agreement, there will be no officers of the Company during the term of the Loan and all authority to manage the Company shall be vested in the Managers during the term of the Loan.

(b) *Resignation; Removal.* Any officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Managers. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any officer may be removed as such, either with or without cause, by the Managers whenever in their judgment the best interests of the Company will be served thereby; provided, however, that such removal shall be without prejudice to the contract rights, if any, of the Person so removed. Designation of an officer shall not of itself create contract rights. Any vacancy occurring in any office of the Company (other than Managers) may be filled by the Managers.

(c)   ***Chairman of the Managers.*** Subject to the provisions of this Company Agreement, the Chairman of the Managers shall preside, when present, at all meetings of Members and at all meetings of the Managers. He shall see that all orders and resolutions of the Managers and the Members are carried into effect. The Chairman shall be the Chief Executive Officer of the Company and, subject to the provisions of this Company Agreement and the directives of the Managers, shall have the general supervision of the affairs of the Company and shall have general and active control of all of its business. He shall have general authority to execute bonds, deeds, and contracts in the name of the Company and affix the Company seal thereto; to sign Membership Interest certificates; to cause the employment or appointment of such employees and agents of the Company as the proper conduct of operations may require, and to fix their compensation, subject to the provisions of this Company Agreement; to remove or suspend any employee or agent who shall have been employed or appointed under his authority or under authority of an officer subordinate to him; to suspend for cause, pending final action by the authority which shall have elected or appointed him, any officer subordinate to the Chairman; and, in general, to exercise all the powers and authority usually appertaining to the chief executive officer of a corporation, except as otherwise provided in this Company Agreement.

(d)   ***President.*** In the absence of a Chairman of the Managers, the President shall be the ranking and Chief Executive Officer of the Company, and shall have the duties and responsibilities, and the authority and power, of the Chairman of the Managers. The President shall be the Chief Operating Officer of the Company and as such shall have, subject to review and approval of the Chairman of the Managers, if one be elected, the responsibility for the operation of the Company and the authority of the Chairman of the Managers.

(e)   ***Vice Presidents.*** In the absence of the President or in the event of his inability or refusal to act, the Vice President, if any (or in the event there be more than one, the Vice Presidents in the order designated or, in the absence of any designation, then in the order of their election), shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice President shall perform such other duties and have such other powers as the Managers, the Chief Executive Officer or the Chief Operating Officer may from time to time prescribe. The Vice President in charge of finance, if any, shall also perform the duties and assume the responsibilities described in this Article for the Treasurer, and shall report directly to the Chief Executive Officer of the Company.

(f)   ***Assistant Vice Presidents.*** In the absence of a Vice President or in the event of his inability or refusal to act, the Assistant Vice President, if any (or, if there be more than one, the Assistant Vice Presidents in the order designated or, in the absence of any designation, then in the order of their election), shall perform the duties and exercise the powers of that Vice President, and shall perform such other duties and have such other powers as the Managers, the Chief Executive Officer, the Chief Operating Officer, or the Vice President under whose supervision he is appointed may from time to time prescribe.

(g)   ***Secretary.*** The Secretary shall attend and record minutes of the proceedings of all meetings of the Managers and any committees thereof and all meetings of the Members. He shall file the records of such meetings in one or more books to be kept by him for that purpose.

Unless the Company has appointed a transfer agent or other agent to keep such a record, the Secretary shall also keep at the Company's registered office or principal place of business a record of the original issuance of Membership Interests issued by the Company and a record of each transfer of those Membership Interests that have been presented to the Company for registration or transfer. Such records shall contain the names and addresses of all past and current Members of the Company and the Sharing Ratios of Membership Interests held by each of them. He shall give, or cause to be given, notice of all meetings of the Members and special meetings of the Managers, and shall perform such other duties as may be prescribed by the Managers or the Chief Executive Officer, under whose supervision he shall be. He shall have custody of the company seal of the Company and he, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by his signature or by the signature of such Assistant Secretary. The Managers may give general authority to any other officer to affix the seal of the Company and to attest the affixing by his signature. The Secretary shall keep and account for all books, documents, papers, and records of the Company except those for which some other officer or agent is properly accountable. He shall have authority to sign Membership Interest certificates and shall generally perform all the duties usually appertaining to the office of the secretary of a corporation.

(h)   *Assistant Secretaries.* In the absence of the Secretary or in the event of his inability or refusal to act, the Assistant Secretary, if any (or, if there be more than one, the Assistant Secretaries in the order designated or, in the absence of any designation, then in the order of their election), shall perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Managers, the Chief Executive Officer, or the Secretary may from time to time prescribe.

(i)   *Treasurer.* The Treasurer, if any (or the Vice President in charge of finance, if one be elected), shall have the custody of the Company funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Managers or the Chief Executive Officer. He shall disburse the funds of the Company as may be ordered by the Managers, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer and the Managers, at its regular meetings, or when the Managers so require, an account of all his transactions as Treasurer and of the financial condition of the Company. If required by the Managers, he shall give the Company a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the Managers for the faithful performance of the duties of his office and for the restoration of the Company, in case of his death, resignation, retirement, or removal from office, of all books, papers, vouchers, money, and other property of whatever kind in his possession or under his control belonging to the Company. The Treasurer shall be under the supervision of the Vice President in charge of finance, if any, and he shall perform such other duties as may be prescribed by the Managers, the Chief Executive Officer, or any such Vice President in charge of finance.

(j)   *Assistant Treasurers.* In the absence of the Treasurer or in the event of his inability or refusal to act, the Assistant Treasurer, if one be elected (or, if there shall be more than one, the Assistant Treasurer in the order designated or, in the absence of any designation, then in the order of their election), shall perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Managers, the Chief Executive Officer, or the Treasurer may from time to time prescribe.

(k)   **_Bonding._** If required by the Managers, all or certain of the officers shall give the Company a bond, in such form, in such sum and with such surety or sureties as shall be satisfactory to the Board, for the faithful performance of the duties of their office and for the restoration to the Company, in case of their death, resignation, retirement, or removal from office, of all books, papers, vouchers, money, and other property of whatever kind in their possession or under their control belonging to the Company.

6.11   **Reimbursement.** The Managers and the officers of the Company shall be entitled to be reimbursed for reasonable out-of-pocket costs and expenses incurred in the course of their service hereunder.

6.12   **Necessity of Approval by Required Interest.** Notwithstanding the provisions of Section 6.1(a) or any provision of this Company Agreement to the contrary, neither the Managers nor officers shall have authority to do or cause the Company to do any of the following without the approval of a Required Interest:

(a)   other than as provided in Section 13.2, approve the redemption of any Membership Interest or any other equity interest of the Company;

(b)   cause the Company to become Bankrupt, to dissolve, or to liquidate;

(c)   cause the Company to commence an initial public offering;

(d)   amend any provision of this Company Agreement with regard to matters material to the financial interests and voting of the Members; except as contemplated by a budget for the Company approved by a Required Interest, incur any capital expenditures or enter into any lease with required payments over its term (including any series of separate but related expenditures with the same parties) in an amount in excess of $750,000;

(e)   be a party to a merger or consolidation or acquire a material amount of assets or securities of another entity; or

(f)   cause a change in the scope of business activities of the Company as described in Section 2.4 of this Company Agreement.

(g)   accept new Members into the Company after the date of this Company Agreement and issue New Securities represented by a Membership Interest in order to raise additional capital outside the initial offering set forth in the Private Placement Memorandum.


ARTICLE VII
MEETINGS OF MEMBERS


7.1   **Meetings.**

(a)   A quorum shall be present at a meeting of Members if Members holding Membership Interests with Sharing Ratios not less than the amount required to approve the action proposed to be taken are represented at the meeting in person or by proxy. With respect to any matter, other than a matter for which the affirmative vote of the holders of a specified portion of the aggregate Sharing Ratios of all Members entitled to vote is required by this Company Agreement or the Act, the affirmative vote of a Required Interest at a meeting of Members at which a quorum is present shall be the act of the Members.

(b)   All meetings of the Members shall be held at the principal place of business of the Company or at such other place within or without the State of North Carolina as shall be specified or fixed in the notices or waivers of notice thereof; provided that any or all Members may participate in any such meeting by means of conference telephone or similar communications equipment pursuant to Section 7.5.

(c)   Notwithstanding the other provisions of the Articles or this Company Agreement, the chairman of the meeting or the Members required to approve the action proposed to be taken shall have the power to adjourn such meeting from time to time, without any notice other than announcement at the meeting of the time and place of the holding of the adjourned meeting. If such meeting is adjourned by the Members required to approve the action proposed to be taken, such time and place shall be determined by a vote of the Members necessary to approve the action proposed to be taken. Upon the resumption of such adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally called.

(d)   An annual meeting of the Members for the transaction of such business as may properly come before the meeting, shall be held at such place, within or without the State of North Carolina, on such date and at such time as the Managers shall fix and set forth in the notice of the meeting, which date shall be within thirteen (13) months subsequent to the date of organization of the Company or the last annual meeting of Members, whichever most recently occurred; provided, however, that the Managers may elect not to hold annual meetings of the Members if it deems in its sole discretion such meeting or meetings to be unnecessary or burdensome. Any action taken at an annual meeting of Members pursuant to this Section 7.1(d) must be approved by the vote of Members required to approve such action as provided for in this Company Agreement, and if so approved, shall be the action of the Company and shall not require the approval of the Managers, notwithstanding the provisions of Section 6.1(a).

(e)   Special meetings of the Members for any proper purpose or purposes may be called at any time by the Managers or the holders of at least ten percent (10%) of the Sharing Ratios of all Members. If not otherwise stated in or fixed in accordance with the remaining provisions hereof, the record date for determining Members entitled to call a special meeting is the date any Member first signs the notice of that meeting. Only business within the purpose or purposes described in the notice (or waiver thereof) required by this Company Agreement may be conducted at a special meeting of the Members. Any action taken at a special meeting of Members pursuant to this Section 7.1(e) must be approved by the vote of Members required to approve such action as provided for in this Company Agreement, and if so approved, shall be the action of the Company and shall not require the approval of the Managers, notwithstanding the provisions of Section 6.1(a).

(f)   Written or printed notice stating the place, day, and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the Managers or Person calling the meeting, to each Member entitled to vote at such meeting. If mailed, any such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the Member at his address provided for in Section 15.2, with postage thereon prepaid.

(g) The date on which notice of a meeting of Members is mailed or the date on which the resolution of the Managers declaring a distribution is adopted, as the case may be, shall be the record date for the determination of the Members entitled to notice of or to vote at such meeting, including any adjournment thereof, or the Members entitled to receive such distribution.

(h) The right of Members to cumulative voting in the election of Managers is expressly prohibited.

7.2 **Voting List**. The Managers shall make, at least ten (10) days before each meeting of Members, a complete list of the Members entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the Sharing Ratios held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office or principal place of business of the Company and shall be subject to inspection by any Member at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any Member during the whole time of the meeting. The original membership records shall be prima- facie evidence as to who are the Members entitled to examine such list or transfer records or to vote at any meeting of Members. Failure to comply with the requirements of this Section shall not affect the validity of any action taken at the meeting.

7.3 **Proxies.** A Member may vote either in person or by proxy executed in writing by the Member. A telegram, telex, cablegram, or similar transmission by the Member, or a photographic, photostatic, facsimile, or similar reproduction of a writing executed by the Member shall be treated as an execution in writing for purposes of this Section. Proxies for use at any meeting of Members or in connection with the taking of any action by written consent shall be filed with the Managers, before or at the time of the meeting or execution of the written consent, as the case may be. All proxies shall be received and taken charge of and all ballots shall be received and canvassed by the Managers, who shall decide all questions touching upon the qualification of voters, the validity of the proxies, and the acceptance or rejection of votes, unless an inspector or inspectors shall have been appointed by the chairman of the meeting, in which event such inspector or inspectors shall decide all such questions. No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest. Should a proxy designate two (2) or more Persons to act as proxies, unless that instrument shall provide to the contrary, a majority of such Persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or giving consents thereby conferred, or if only one be present, then such powers may be exercised by that one; or, if an even number attend and a majority do not agree on any particular issue, the Company shall not be required to recognize such proxy with respect to such issue if such proxy does not specify how the Sharing Ratios that are the subject of such proxy are to be voted with respect to such issue.

7.4 **Conduct of Meetings.** All meetings of the Members shall be presided over by the chairman of the meeting, who shall be the Chairman of the Managers or another Managers approved by the Managers. The chairman of any meeting of Members shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him in order.

7.5 **Action by Written Consent or Telephone Conference.**

(a) Any action required or permitted to be taken at any annual or special meeting of Members may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of not less than the minimum Sharing Ratios that would be necessary to take such action at a meeting at which the holders of all Sharing Ratios entitled to vote on the action were present and voted. No written consent shall be effective to take the action that is the subject to the consent unless, within sixty (60) days after the date of the earliest dated consent delivered to the Company in the manner required by this Section, a consent or consents signed by the holder or holders of not less than the minimum Sharing Ratios that would be necessary to take the action that is the subject of the consent are delivered to the Company by delivery to its registered office, its principal place of business, or the Managers. Delivery shall be by hand or certified or registered mail, return receipt requested. Delivery to the Company's principal place of business shall be addressed to the Managers. A telegram, telex, cablegram, or similar transmission by a Member, or a photographic, photostatic, facsimile, or similar reproduction of a writing signed by a Member, shall be regarded as signed by the Member for purposes of this Section. Prompt notice of the taking of any action by Members without a meeting by less than unanimous written consent shall be given to those Members who did not consent in writing to the action. The record date for determining Members entitled to consent to action in writing without a meeting shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company by delivery to its registered office, its principal place of business, or the Managers. Delivery to the Company's principal place of business shall be addressed to the Managers.

(b) If any action by Members is taken by written consent, any articles or documents filed with the Secretary of State of North Carolina as a result of the taking of the action shall state, in lieu of any statement required by the Act concerning any vote of Members, that written consent has been given in accordance with the provisions of the Act and that any written notice required by the Act has been given.

(c) Members may participate in and hold a meeting by means of conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person at such meeting, except where a Person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE VIII
INDEMNIFICATION

8.1 **Actions Other Than by or in the Right of the Company**. The Company shall indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company), by reason of the fact that he is or was a Managers, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a Managers, director, officer, employee, or agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise (all of such persons being hereafter referred to in this Article as a "Company Functionary"), against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

8.2 **Actions by or in the Right of the Company**. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a Company Functionary against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

8.3 **Determination of Right to Indemnification**. Any indemnification under Sections 8.1 or 8.2 (unless ordered by a court) may be made by the Company only as authorized in the specific case upon a determination that indemnification of the Company Functionary is proper in the circumstances and that he has met the applicable standard of conduct set forth in Sections 8.1 or 8.2. Such determination shall be made by the Managers.

8.4 **Prepaid Expenses**. Expenses incurred by a Company Functionary in defending a civil, criminal, administrative, or investigative action, suit, or proceeding may be paid by the Company in advance of the final disposition of such action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the Company Functionary to repay such amount if it shall ultimately be determined he is not entitled to be indemnified by the Company as authorized in this Article VIII.

8.5 **Other Rights and Remedies**. The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which any person seeking indemnification and for advancement of expenses may be entitled under this Company Agreement, or any agreement, determination of the Managers, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a Company Functionary and shall inure to the benefit of the heirs, executors, and administrators of such a person. Any repeal or modification of this Company

Agreement or relevant provisions of the act and other applicable law, if any, shall not affect any than existing rights of a Company Functionary to indemnification or advancement of expenses.

8.6 **Insurance**. Upon approval by the Managers, the Company may purchase and maintain insurance on behalf of any person who is or was a Managers, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a Managers, director, officer, employee, or agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of this Article VIII or the Act.

8.7 **Mergers**. For purposes of this Article VIII, references to "the Company" shall include, in addition to the resulting or surviving company, constituent entities (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its Managers, directors, officers, employees, or agents, so that any person who is or was a Managers, director, officer, employee, or agent of such constituent entity or is or was serving at the request of such constituent entity as a Managers, director, officer, employee, or agent of another limited liability company, partnership, joint venture, trust, or other enterprise shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving entity as he would have with respect to such constituent entity if its separate existence had continued.

8.8 **Savings Provision**. If this Article VIII or any portion hereof shall be invalidated on any ground by a court of competent jurisdiction, the Company may nevertheless indemnify each Company Functionary as to expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement with respect to any action, suit, proceeding, or investigation, whether civil, criminal, or administrative, including a grand jury proceeding or action or suit brought by or in the right of the Company, to the full extent permitted by any applicable portion of this Article VIII that shall not have been invalidated.

ARTICLE IX
TAXES

9.1 **Tax Returns.** The Managers shall cause to be prepared and filed all necessary federal and state income tax returns for the Company, including making the elections described in Section 9.2. Each Member shall furnish to the Managers all pertinent information in his or its possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed.

9.2 **Tax Elections**. The Company shall make the following elections on the appropriate tax returns:

(a) to adopt the calendar year as the Company's fiscal year;

(b) if a distribution of Company property as described in Section 734 of the Code occurs or if a transfer of a Membership Interest as described in Section 743 of the Code occurs, on written request of any Member, to elect, pursuant to Section 754 of the Code, to adjust the basis of Company properties;

(c) to elect to amortize the organizational expenses of the Company and the startup expenditures of the Company ratably over a period of sixty (60) months as permitted under Section 195 and Section 709(b) of the Code; and

(d) any other election including, without limitation, whether the Company shall adopt a cash or accrual method of accounting as the Managers may deem appropriate and in the best interests of the Members.

Neither the Company nor any Managers or Member may make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law, and no provision of this Company Agreement (including, without limitation, Section 2.8) shall be construed to sanction or approve such an election.

9.3 **Tax Matters Partner.** The Manager shall be the "tax matters partner" of the Company pursuant to Section 6231(a)(7) of the Code. Any Member or Managers who is designated "tax matters partner" shall take such action as may be necessary to cause each other Member to become a "notice partner" within the meaning of Section 6223 of the Code. Any Member who is designated "tax matters partner" shall inform each other Member of all significant matters that may come to his or its attention in his or its capacity as "tax matters partner" by giving notice thereof on or before the fifth (5th) Business Day after becoming aware thereof and, within that time, shall forward to each other Member copies of all significant written communications he or it may receive in that capacity. Any Member who is designated "tax matters partner" may not take any action contemplated by Sections 6222 through 6232 of the Code without the consent of a Required Interest, but this sentence does not authorize such Member (or any other Member) to take any action left to the determination of an individual Member under Sections 6222 through 6232 of the Code. Each Member shall execute, certify, acknowledge, deliver, swear to, file and record all documents necessary or appropriate to evidence its approval of this designation. In such capacity the Tax Matters Member shall represent the Company in any disputes, controversies or proceedings with the Internal Revenue Service or with any state, local, or non-U.S. taxing authority and is hereby authorized to take any and all actions that it is permitted to take by applicable legal requirements when acting in that capacity. The Tax Matters Member shall be entitled to take such actions on behalf of the Company in any and all proceedings with the Internal Revenue Service and any other taxing authority as it reasonably determines to be appropriate and that is consistent with this Section. The Tax Matters Member shall be reimbursed by the Company for all out-of-pocket costs and expenses reasonably incurred in connection with any such proceeding and shall be indemnified by the Company (solely out of Company assets) with respect to any action brought against such Tax Matters Member in connection with the settlement of any such proceeding. Each Member reserves the right to retain independent counsel of its choice at its expense (which counsel will be entitled to prior review of submissions by the Company in respect of any dispute with relevant taxing authorities). The Company shall indemnify the Tax Matters Member for, and hold it harmless against, any claims made against it in its capacity as Tax Matters Member. Nothing in this Section limits the ability of any Member to take any action in its individual capacity relating to the Company that is left to the determination of an individual Member under Sections 6222 to 6231 of the Code or any similar provision of state or local law. Expenses incurred by the Tax Matters Member shall be borne by the Company. Such expenses shall include, without limitation, fees of attorneys and other tax professionals, accountants, appraisers and experts, filing fees and reasonable out-of-pocket costs and expenses. Any decisions made by the Tax Matters Member, including, but not limited to, whether or not to settle or contest any tax matter, whether or not to extend the period of limitations for the assessment or collection of any tax and the choice of forum for such contest shall be made in the Tax Matters Member's sole and absolute discretion. Any member who is designated "partnership representative" or "tax matters partner" shall be entitled to take any and all actions authorized pursuant to the 2015 BBA (including acting on behalf of the Company in any partnership audit and causing the Company to elect out of the partnership audit rules and procedures set forth in the 2015 BBA); provided, however, that notwithstanding the foregoing the "partnership representative" shall take all such actions as are necessary or appropriate to cause the Members of the Company in respect of each subject tax year under partnership audit or review (regardless of whether a current or former Member in the tax year in which the audit or review occurs) to be responsible for any adjustments in such tax year in accordance with Section 6226 of the Internal Revenue Code as added by the 2015 BBA.

ARTICLE X
BOOKS, RECORDS, REPORTS, AND BANK ACCOUNTS

10.1   **Maintenance of Books.** The Company shall keep books and records of accounts and shall keep minutes of the proceedings of its Members, its Managers and each committee of the Managers. The books of account for the Company shall be maintained on a cash or accrual basis (as determined by the Managers) in accordance with the terms of this Company Agreement, except that the Capital Accounts of the Members shall be maintained in accordance with Section 4.5. The calendar year shall be the accounting year of the Company or such other year as may be determined by the Managers from time to time.

10.2   **Reports.** Within thirty (30) days of the end of each quarter, the Manager shall cause each Member to be furnished with quarterly financial statements of the Company. On or before the ninetieth (90th) day following the end of each fiscal year, the Managers shall cause each Member to be furnished with financial statements, including a rent roll and a profit and loss statement.

10.3   **Account.** The Managers shall establish and maintain one or more separate bank and investment accounts and arrangements for Company funds in the Company name and with financial institutions and firms that the Managers determine. The Managers may not commingle the Company's funds with the funds of any Member; however, Company funds may be invested in a manner the same as or similar to the Managers' investment of their own funds or investments by their Affiliates.

ARTICLE XI
BANKRUPTCY OF A MEMBER

11.1 **Bankrupt Members.** Subject to Section 12.1, if any Member becomes a Bankrupt, the Company shall have the option, exercisable by notice from the Managers to the Bankrupt Member (or his or its representative) at any time prior to the one hundred eightieth (180th) day after receipt of notice of the occurrence of the event causing him or it to become a Bankrupt, to buy, and on the exercise of this option the Bankrupt Member or his or its representative shall sell, his or its Membership Interest. The purchase price shall be an amount equal to the fair market value thereof determined by agreement by the Bankrupt Member (or his or its representative) and the Managers; however, if those Persons do not agree on the fair market value on or before the thirtieth (15th) day following the exercise of the option, either such Person, by notice to the other, may require the determination of fair market value to be made by an independent appraiser specified in that notice. If the Person receiving that notice objects on or before the tenth (10th) day following receipt to the independent appraiser designated in that notice, and those Persons otherwise fail to agree on an independent appraiser, either such Person may petition the United States District Judge in the jurisdiction of the Property then senior in service to designate an independent appraiser. The determination of the independent appraiser, however designated, is final and binding on all parties. The Bankrupt Member and the Company each shall pay one-half of the costs of the appraisal. The purchaser shall pay the fair market value as so determined in four equal cash installments, the first due on closing and the remainder (together with accumulated interest on the amount unpaid at the General Interest Rate) due on each of the first three (3) anniversaries thereof. The payment to be made to the Bankrupt Member or his or its representative pursuant to this Section 11.1 is in complete liquidation and satisfaction of all the rights and interest of the Bankrupt Member and his or its representative (and of all Persons claiming by, through, or under the Bankrupt Member and his or its representative) in and in respect of the Company, including, without limitation, any Membership Interest, any rights in specific Company property, and any rights against the Company and (insofar as the affairs of the Company are concerned) against the Members, and constitutes a compromise to which all Members have agreed pursuant to Article 5.02(D) of the Act.

ARTICLE XII
DISSOLUTION, LIQUIDATION, REFINANCE, AND/OR TERMINATION

12.1   **Dissolution**. The Company shall dissolve and its affairs shall be wound up on the first to occur of the following:

(i)   the vote or written consent of a Required Interest;

(ii)   the expiration of the period fixed for the duration of the Company set forth in the Articles; and

(iii)   entry of a decree of judicial dissolution of the Company under Article 6.02 of the Act.

12.2   **Liquidation, Termination, Refinance, or issuance of Supplemental Loans**. On dissolution of the Company, refinance of the existing loan, or the receipt of a supplemental loan, the Managers shall act as liquidator or may appoint one or more Members as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions or related distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Managers. The steps to be accomplished by the liquidator are as follows: as promptly as possible after dissolution and again after final liquidation, the liquidator shall cause a proper accounting to be made of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(a)   the liquidator shall pay, satisfy, or discharge from Company funds all of the debts, liabilities, and obligations of the Company (including, without limitation, all expenses incurred in liquidation and any advances described in Section 4.4) or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

(b)   **_Normal Distributions:_** subject to this Section 12.2(b), all remaining assets of the Company shall be distributed to the Members as follows:

1. Upon distributions of income from operations, such distributions shall be made in the following manner and shall be paid no less frequently than quarterly if it is available, as determined by the Manager's sole and absolute discretion:

   a. First, a Non-compounding, Cumulative preferred return to Class A Members (8% per annum) on their invested or adjusted capital; and then

   b. Second, a Non-compounding, Cumulative preferred return to Class B Members (6% per annum) on their invested or adjusted capital; and

   c. Last, Seventy percent (70%) to the Class B Members and thirty (30%) percent to the Class C Members according to their respective aggregate Sharing Ratios.

   d. UPON REPAYMENT TO CLASS B INVESTORS OF A 10% CASH ON CASH RETURN, THE COMPANY'S CASHFLOW SHARING RATIOS SHALL CHANGE TO A SIXTY PERCENT (60%) SHARING RATIO FOR ALL CLASS B MEMBERS AND FORTY PERCENT (40%) SHARING RATIO FOR THE CLASS C MEMBERS. UPON REPAYMENT TO CLASS B INVESTORS OF A GREATER THAN 13% CASH ON CASH RETURN, THE COMPANY'S CASHFLOW SHARING RATIOS SHALL CHANGE TO A FIFTY PERCENT (50%) SHARING RATIO FOR ALL CLASS B MEMBERS AND FIFTY PERCENT (50%) SHARING RATIO FOR THE CLASS C MEMBERS.

(e)   **_Refinance or Supplemental Loan Distribution._** Distributable income from a refinance, or supplemental loan will be distributed to the members as soon as practicable after such event, in the following manner and order of priority as follows:

1. First, the Company shall pay all closing costs, fees, and expenses incurred in connection with the capital event from proceeds realized by such event; then

2. Second, the Non-compounding, Cumulative preferred returns to Class A Members (8% per annum) on their invested or adjusted capital (as having been paid) pursuant to the terms of the refinanced or supplemental loan; then

3. Third, a Non-compounding, Cumulative preferred return to Class B Members (6% per annum) on their invested or adjusted capital pursuant to the terms of the refinanced or supplemental loan; then

4. Fourth, with respect to any further excesses, payment of an amount equal to the "Unrecovered Capital Contribution" of each Class A Member; then

5.   Fifth, the Company shall pay the Manager a management fee equal to one percent (1%) in connection with a Capital Transaction calculated as follows: in the case of a refinancing of all or a portion of any indebtedness secured by the Project, a fee equal to 1% of the amount refinanced; and then

6.   Last, with respect to any remaining excess, to members as follows:

i.   70% to the Class B members in proportion to each Class B member's respective sharing ratio; and

ii.   30% to the Class C members in proportion to each Class C member's respective sharing ratio.

7.   Class A Members shall not share in any further distributions from the Company once they cease being Members, which shall occur once the Class A Members have received repayment of their initial invested capital and their preferred return on their investment.

8.   UPON REPAYMENT TO CLASS B INVESTORS OF A 10% CASH ON CASH RETURN, THE COMPANY'S CASHFLOW SHARING RATIOS SHALL CHANGE TO A SIXTY PERCENT (60%) SHARING RATIO FOR ALL CLASS B MEMBERS AND FORTY PERCENT (40%) SHARING RATIO FOR THE CLASS C MEMBERS. UPON REPAYMENT TO CLASS B INVESTORS OF A GREATER THAN 13% CASH ON CASH RETURN, THE COMPANY'S CASHFLOW SHARING RATIOS SHALL CHANGE TO A FIFTY PERCENT (50%) SHARING RATIO FOR ALL CLASS B MEMBERS AND FIFTY PERCENT (50%) SHARING RATIO FOR THE CLASS C MEMBERS.

(d)   *Liquidation Distribution.*   Distributable income from a sale or other disposition of the Property will be distributed to the members as soon as practicable after such event, in the following manner and order of priority as follows:

1.   First, the Company shall pay all closing costs, fees, and expenses incurred in connection with the capital event from proceeds realized by such event; then

2.   Second, the Non-compounding, Cumulative preferred returns to Class A Members (8% per annum) on their invested or adjusted capital (as having been paid) pursuant to the terms of the refinanced or supplemental loan; then

3.   Third, a Non-compounding, Cumulative preferred return to Class B Members (6% per annum) on their invested or adjusted capital pursuant to the terms of the refinanced or supplemental loan; then

4.   Fourth, with respect to any further excesses, payment of an amount equal to the "Unrecovered Capital Contribution" of each Class A (any remaining) and B Member; provided, that if not enough cash is available to return the Unrecovered Capital Contribution of each Class A and B Member, then such excess shall be distributed first to Class

A and next to Class B Members "Unrecovered Capital Contribution" shall be calculated as a Member's Capital Contribution less any prior distributions of capital; then; then

5. Fifth, the Company shall pay the Manager a management fee equal to one percent (1%) in connection with a Capital Transaction calculated as follows: in the case of a refinancing of all or a portion of any indebtedness secured by the Project, a fee equal to 1% of the amount refinanced; and then

6. Last, with respect to any remaining excess, to members as follows:

    i. 70% to the Class B members in proportion to each Class B member's respective sharing ratio; and

    ii. 30% to the Class C members in proportion to each Class C member's respective sharing ratio.

7. Class A Members shall not share in any further distributions from the Company once they cease being Members, which shall occur once the Class A Members have received repayment of their initial invested capital and their preferred return on their investment.

8. UPON REPAYMENT TO CLASS B INVESTORS OF A 10% CASH ON CASH RETURN, THE COMPANY'S CASHFLOW SHARING RATIOS SHALL CHANGE TO A SIXTY PERCENT (60%) SHARING RATIO FOR ALL CLASS B MEMBERS AND FORTY PERCENT (40%) SHARING RATIO FOR THE CLASS C MEMBERS. UPON REPAYMENT TO CLASS B INVESTORS OF A GREATER THAN 13% CASH ON CASH RETURN, THE COMPANY'S CASHFLOW SHARING RATIOS SHALL CHANGE TO A FIFTY PERCENT (50%) SHARING RATIO FOR ALL CLASS B MEMBERS AND FIFTY PERCENT (50%) SHARING RATIO FOR THE CLASS C MEMBERS.

(e) All distributions in kind to the Members shall be made subject to the liability of each distributee for costs, expenses, and liabilities theretofore incurred or for which the Company has committed prior to the date of termination and those costs, expenses, and liabilities shall be allocated to the distributee pursuant to this Section 12.2. The distribution of cash and/or property to a Member in accordance with the provisions of this Section 12.2 constitutes a complete distribution to the Member with respect to his or its Membership Interest and the Member's interest in the Company's property, and constitutes a compromise to which all Members have consented. To the extent that a Member returns funds to the Company, he or it has no claim against any other Member for those funds.

12.3 **Deficit Capital Account.** Notwithstanding anything to the contrary in this Company Agreement, and notwithstanding any custom or rule of law to the contrary, if any Member has a negative balance in his or its Capital Account on the date of the liquidation of such Member's "interest in the partnership" (within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations) after taking into account allocations of Profits, Losses, and other items of income, gain, loss, deduction, or credit, and distributions of cash or property (in each case as provided in

Article V), that Member shall have no obligation to restore the negative balance or to make any Capital Contribution by reason thereof, and the negative balance shall not be considered an asset or a liability of the Company or of any Member.

12.4   **Articles of Dissolution.** On completion of the distribution of Company assets as provided herein, the Company is terminated, and the Managers (or such other Person or Persons as the Act may require or permit) shall file a Articles of Dissolution with the Secretary of State of North Carolina, cancel any other filings made pursuant to Section 2.5, and take such other actions as may be necessary to terminate the Company.

ARTICLE XIII
EVENTS OF DEFAULT

13.1   **Events of Default**. Each of the following shall be deemed an "*Event of Default*" by the Company:

(a)   Violation or breach of any of the provisions of this Company Agreement and failure to remedy or cure the violation or breach within ten Business Days after receipt of written notice of the violation or breach from a Member; or

(b)   Becoming Bankrupt.

13.2   **Remedies Upon Event of Default**. Upon the occurrence of an Event of Default, the Managers shall have the right, in its sole discretion, to cause the Company to redeem the defaulting party's Membership Interests for the amount the Members would receive if the Company's assets were sold for fair market value (as determined in good faith by the Managers) and the proceeds distributed pursuant to Section 12.2.

ARTICLE XIV
CERTIFICATES

14.1   **Form of Certificates.**

(a)   The Company may deliver certificates representing the Membership Interests to which all Members are entitled. Certificates representing Membership Interests of the Company shall be in such form as shall be approved and adopted by the Managers and shall be numbered consecutively and entered in the records of the Company as they are issued. Each certificate shall state on the face thereof that the Company is organized under the laws of the State of North Carolina, the name of the Member, and the Membership Interest. Each certificate shall also set forth on the back thereof a full or summary statement of matters required by the Act, the Articles of Organization or this Company Agreement to be described on certificates representing Membership Interests, and shall contain a conspicuous statement on the face thereof referring to the matters set forth on the back thereof. Certificates shall be signed by one or more of the Managers or, if persons be elected to such offices, by the President or any Vice President and by the Secretary or any Assistant Secretary, and may be sealed with the seal of the Company. Either the seal of the Company or the signatures of the Managers(s) or officers, or both, may be facsimiles. In case any Managers or officer who has signed, or whose facsimile signature or signatures have been used on such certificate or certificates, shall cease to be a Managers or officer of the Company, whether because of death, resignation, or otherwise, before such certificate or certificates have been delivered by the Company or its agents, such certificate or certificates may nevertheless be issued and delivered as though the person or persons who signed the certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be a Managers or officer of the Company.

14.2   **Lost Certificates.** The Company may direct that a new certificate be issued in place of any certificate theretofore issued by the Company alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing the issue of a new certificate, the Managers in their discretion and as a condition precedent to the issuance thereof, may require the owner of the lost or destroyed certificate, or his legal representative, to advertise the same in such manner as it shall require and/or give the Company a bond in such form, in such sum, and with such surety or sureties as it may direct as indemnity against any claim that may be made against the Company with respect to the certificate alleged to have been lost, stolen, or destroyed.

14.3   **Transfer of Certificates.** Certificates representing Membership Interests shall be transferable, subject to the provisions of Section 3.3, only on the records of the Company by the holder thereof in person or by his duly authorized attorney. Subject to any restrictions on transfer set forth in the Articles of Organization, this Company Agreement or any agreement among Members to which this Company is a party or has notice, upon surrender to the Company of a certificate representing a Membership Interest duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Company to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

14.4   **Registered Members.** Except as otherwise provided in the Act or other North Carolina law, the Company shall be entitled to regard the Member in whose name any certificates issued by the Company are registered in the records of the Company at any particular time as the owner of such Membership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Membership Interest on the part of any other person, whether or not it shall have express or other notice thereof.

ARTICLE XV
GENERAL PROVISIONS

15.1   **Offset.** Whenever the Company is to pay any sum to any Member, any amounts that Member owes the Company may be deducted from that sum before payment.

15.2   **Notices.** Except as expressly set forth to the contrary in this Company Agreement, all notices, requests, or consents provided for or permitted to be given under this Company Agreement must be in writing and must be given either by depositing that writing in the United States mail, addressed to the recipient, postage paid, and registered or certified with return receipt requested or by delivering that writing to the recipient in person, by courier, by email transmission to the emails provided by the Member to the Company at the time they executed the Subscription Agreement, or by facsimile transmission; and a notice, request, or consent given under this Company Agreement is effective on receipt by the Person to receive it. All notices, requests, and consents to be sent to a Member must be sent to or made at the addresses given for that Member on Exhibit A or in the instrument described in Section 3.3(c), or such other address as that Member may specify by notice to the other Members. Any notice, request, or consent to the Company or the Managers must be given to the Managers at the address of the principal office of the Company. Whenever any notice is required to be given by law, the Articles or this Company Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

15.3   **Entire Agreement.** This Company Agreement constitute the entire agreement of the Members and their Affiliates relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written. However, nothing herein shall preclude some or all of the Members from entering into one or more separate agreements concerning voting, ownership, and Disposition of Membership Interests or shall preclude the Company from becoming a party to any such agreement.

15.4   **Effect of Waiver or Consent.** A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of his or its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of his or its rights with respect to that default until the applicable statute-of-limitations period has run.

15.5   **Amendment or Modification.** This Company Agreement may be amended or modified from time to time only by a written instrument adopted by the Managers and executed and agreed to by a Required Interest, except for any provision for which the approval of a different specified portion of the Sharing Ratios of all Members entitled to vote is expressly required by this Company Agreement; provided, however, that (a) an amendment or modification decreasing a Member's Sharing Ratio other than in connection with the Sale of New Securities is effective only with that Member's consent, or (b) an amendment or modification reducing the required Sharing Ratio or other measure for any consent or vote in this Company Agreement is effective only with the consent or vote of Members having the Sharing Ratio or other measure theretofore required.

15.6   **Binding Effect.** Subject to the restrictions on Dispositions set forth herein, this Company Agreement are binding on and inure to the benefit of the Members and their respective heirs, legal representatives, successors, and assigns.

15.7   **Governing Law; Severability. ARBITRATION**. THIS COMPANY AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NORTH CAROLINA, EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS COMPANY AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. In the event of a direct conflict between the provisions of this Company Agreement and (a) any provision of the Articles or (b) any mandatory provision of the Act or, the applicable provision of the Articles or the Act. If any provision of this Company Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Company Agreement and the application of that provision to other Persons or circumstances is not affected thereby and that provision shall be enforced to the greatest extent permitted by law. Any disputes, claims, or suits arising out of the relationship between the Members or the enforceability or interpretation of this Agreement shall be submitted to binding Arbitration before a single agreed upon Arbitrator using the American Arbitration Association rules and procedures. In the event that the parties cannot agree upon a single Arbitrator, the entire dispute shall be submitted to the American Arbitration Association for the appointment of a single Arbitrator in binding Arbitration to resolve the dispute. All costs of the Arbitration shall be shared equally. Venue for any dispute related to the Company, its assets, or this Company Agreement shall be the County where the Property is located.

15.8 **Further Assurances.** In connection with this Company Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Company Agreement and those transactions.

15.9 **Waiver of Certain Rights.** Each Member irrevocably waives any right he or it may have to maintain any action for dissolution of the Company or for any partition of the property of the Company.

15.10 **Indemnification.** To the fullest extent permitted by law, each Member shall indemnify the Company, each Managers and each other Member and hold them harmless from and against all losses, costs, liabilities, damages, and expenses (including, without limitation, costs of suit and attorney's fees) they may incur on account of any breach by that Member of this Company Agreement.

15.11 **Expenses**. The Company shall pay the costs and expenses incurred in connection with the organization of the Company.

15.12 **Limitations.** Pursuant to the Texas Securities Act, Art. 581-1 *et seq.* ("Texas Securities Act"), the liability under the Texas Securities Act of a lawyer, accountant, consultant, the firm of any of the foregoing and any other person or entity engaged to provide services relating to an offering of securities of the Company ("Service Providers") is limited to a maximum of two times the fee paid by the Company or Seller of the Company's securities to the Service Provider for the services related to the offering of the Company's securities, unless a trier of fact finds that such Service Provider engaged in intentional wrongdoing in providing the services. By executing this Agreement, each party acknowledges (a) the disclosure provided in this paragraph, and (b) that Kelley | Clarke, PC does not represent the Members, either collectively or individually.

15.13 **Notice to Members of Provisions of this Company Agreement.** By executing this Company Agreement, each Member acknowledges that he or it has actual notice of (a) all of the provisions of this Company Agreement, including, without limitation, the restrictions on the transfer of Membership Interests set forth in Article III and (b) all of the provisions of the Articles. Each Member hereby agrees that this Company Agreement constitute adequate notice of all such provisions.

15.14 **Counterparts.** This Company Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

15.15   **Creditors.** None of the provisions of this Company Agreement shall be for the benefit of or enforceable by any creditors of the Company.

15.16   **Power of Attorney**.

(a)   ***Grant of Power***. Each Member hereby constitutes and appoints the Managers designated by the Managers to exercise this power of attorney and his authorized representatives (and any successor thereto by assignment, election, or otherwise and the authorized representatives thereof) with full power of substitution as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place, and stead, to execute, swear to, acknowledge, deliver, file, and record in the appropriate public offices, as applicable or appropriate (i) all certificates and other instruments and all amendments or restatements thereof that such Managers deems reasonable and appropriate or necessary to qualify or register, or continue the qualification or registration of, the Company as a limited liability company in all jurisdictions in which the Company may conduct business or own property; (ii) all instruments, including an amendment or restatement of this Company Agreement, that such Managers deems appropriate or necessary to reflect any amendment, change, or modification of this Company Agreement in accordance with its terms; (iii) all conveyances and other instruments or documents that such Managers deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Company Agreement; (iv) all instruments relating to the admission or substitution of any Member; (v) all ballots, consents, approvals, waivers, certificates, and other instruments appropriate or necessary, in the sole discretion of such Managers, to make, evidence, give, confirm, or ratify any vote, consent, approval, agreement, or other action that is made or given by Members hereunder, is deemed to be made or given by Members hereunder, or is consistent with the terms of this Company Agreement and appropriate or necessary, in the sole discretion of such Managers, to effectuate the terms or intent of this Company Agreement; provided that, with respect to any action that requires the vote, consent, or approval of a stated percentage of Members under the terms of this Company Agreement, such Managers may exercise the power of attorney granted in this subsection (v) only after the necessary vote, consent, or approval has been made or given. Nothing herein contained shall be construed as authorizing such Managers to amend this Company Agreement except as provided in this Company Agreement.

(b)   ***Irrevocability***. The foregoing power of attorney is irrevocable and coupled with an interest, and it shall survive, and not be affected by, the death, incompetency, incapacity, disability, dissolution, bankruptcy, or termination of any Member and the transfer of all or any portion of his or its Membership Interest and shall extend to such Member's heirs, successors, assigns, and personal representatives. Each Member agrees to be bound by any representations made by the Managers acting in good faith pursuant to the power of attorney; and each Member hereby waives any and all defenses that may be available to contest, negate, or disaffirm any action of the Managers taken in good faith under the power of attorney. Each Member shall execute and deliver to the Managers within 15 days after receipt of the Managers' request therefor, further designations, powers of attorney, and other instruments the Managers deems necessary to effectuate this Company Agreement and the purposes of the Company.

(c)   ***Drag Along Rights/Dilution***. In the event prior to the liquidation event and/or timeline specified above, the Managers approve a sale of the Company or all or substantially all of the Company's assets whether by means of a merger, consolidation or sale of Membership

Interests or Company's assets (each, an "Approved Sale"), the Members shall each consent to, vote for and raise no objection to the Approved Sale, and (A) if the Approved Sale is structured as a merger or consolidation of the Company, or a sale of all or substantially all of the Company's assets, the Members shall each waive any dissenters rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale, or (B) if the Approved Sale is structured as a sale of the Membership Interests in the Company, the Members shall each agree to sell and Transfer their respective Membership Interests on the terms and conditions approved by the Managers.

(d)   In the event that the Manager (the "Seller") accepts a Third-Party offer to purchase all or a portion of the Membership Interests, such Seller shall have the right, by delivery of written notice to the other non-selling Members (the "Non-Selling Members"), to require the Non-Selling Members to sell the equivalent percent of their respective Membership Interests to the person making the third-party offer (the "Purchaser") on the same terms and conditions, if the Purchaser desires to purchase the Membership Interests of the Non-Selling Members. The provisions of this subsection shall supersede and govern any sale rights in this Agreement. The Members understand that this has the ability to dilute their percentage of Membership Interests in the Company.

(e)   All Members shall each take all necessary and desirable actions reasonably required in order to effectuate the provisions of sub-Section (c) or (d), above, including the execution of such agreements and such instruments and other actions reasonably necessary to (A) provide the representations, warranties, indemnities, covenants, conditions, non-compete, non-disclosure and non-circumvention agreements, escrow agreements, restricted sale agreements, and other provisions and agreements relating to such transaction, and (B) effectuate the allocation and distribution of the aggregate consideration upon completion of the transaction.

(f)   The obligations of all the Members with respect to the transaction described in sub-Section (c) or (d), above, shall be contingent upon the consideration payable with respect to the Membership Interests being sold.

{Signatures Follow On Next Page}

IN WITNESS WHEREOF, following adoption of this Company Agreement by the Managers, the Members have executed this Company Agreement as of the date first set forth above.


MANAGERS:

DEROSA CAPITAL 11 MANAGEMENT, LLC,
a North Carolina limited liability company
By: **THE DEROSA GROUP AND CAPITAL, LTD**, its
Manager

By: _____
     Matt Faircloth (Sep 29, 2020 17:17 EDT)

     Matt Faircloth
Its: Authorized Representative


MEMBER SIGNATURE PAGE

The undersigned hereby agrees to be bound in all respects by, and hereby adopts and becomes a party to, this Company Agreement of DEROSA CAPITAL 11, LLC, a North Carolina limited liability company (the "*Company*"), and agrees that execution and delivery of this Member Signature Page to the Company is a condition to issuance by the Company to the undersigned of Membership Interests in the Company. The undersigned hereby makes the representations and warranties to the Company and the other Members contained in Section 3.2 of the Agreement.

Individual Member: **Entity Member:**

_____   _____
Signature   Entity Name & Type

_____   By:_____
Printed Name   Name:_____
                                                   Title:_____

Address:_____   Address:_____
        _____   _____

If Member is an individual:

The undersigned, being the spouse of a Member, hereby agrees to be bound in all respects by this Company Agreement of the Company.

                                        _____
                                        Signature of Spouse (if applicable)

                                        Print Name:_____

EXHIBIT A

MEMBERS INFORMATION

Member	Class	Membership Percentage:
DeRosa Capital 11 Management, LLC 354 S. Broad Street Trenton NJ 08608	C	30%
TBD Investor	A	X%
TBD Investor	B	Y%